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[AEGON LOGO APPEARS HERE]

                                                                      Exhibit 99

                                                                          126873

                                                                   PRESS RELEASE

AEGON COMPLETES SALE OF MEXICAN PARTNERSHIP INTERESTS
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TO CITIGROUP'S BANACCI
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Approval of the regulatory authorities has been received and AEGON has completed the sale of its Mexican partnership interests to Citigroup's Banacci.
The transfer of shares occurred today.

The Hague, 25 February 2002

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